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MAR 03 2021
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Itau BBA USA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue, 24th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maurice Dacosta 212-845-0644
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

600 Silks Run, Suite 2210	Hallandale	FL	33009
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Maurice Dacosta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Itau BBA USA Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEWKUMARI DEONARINE-HOSSAIN
Notary Public, State of New York
No. 01DE5024101
Qualified in Suffolk County
Commission Expires Feb. 22, 20__

Notary Public

Signature

Controller & FINOP

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Itau BBA USA Securities, Inc.

Financial Statement
Pursuant to Rule 17a–5 of the Securities and Exchange Commission
December 31, 2020

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Itaú BBA USA Securities Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Itaú BBA USA Securities Inc. (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2021

We have served as the Company's auditor since 2002.

Itau BBA USA Securities, Inc.
Index
December 31, 2020

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3–12

Itau BBA USA Securities, Inc.
Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	437,899,896
Receivables from affiliates		3,479,938
Receivable from clearing organizations		54,330,098
Syndicate fees receivable		11,834,373
Securities failed-to-deliver		18,855,832
Right-of-use asset		25,558,966
Fixed assets and leasehold improvement, at cost, net of accumulated depreciation and amortization of $1,979,429		7,319,328
Deferred tax assets, net		13,652,037
Restricted cash		3,374,634
Current tax receivable		60,508
Deferred rent		849,243
Other assets		3,495,247
Total assets	$	580,710,100
Liabilities and Stockholder's Equity		
Liabilities		
Securities failed-to-receive	$	18,855,832
Lease liability		70,900,075
Payables to affiliates		2,110,814
Accounts payable and accrued expenses		15,621,645
Taxes payable		250,890
Total liabilities		107,739,256
Commitments and Contingencies (Note 10)		
Stockholder's Equity		
Common stock - $0.01 par value, 10,000 shares authorized, issued and outstanding		100
Additional paid-in capital		439,448,577
Retained earnings		33,522,167
Total stockholder's equity		472,970,844
Total liabilities and stockholder's equity	$	580,710,100

The accompanying notes are an integral part of the financial statement

1. Organization and Description of the Business

Itau BBA USA Securities, Inc. (the "Company"), a Delaware corporation, is wholly owned by ITB Holding Brasil Participacoes Ltda, (the "Parent"). The ultimate parent entity is Itau Unibanco Holding S.A. ("Itau Unibanco"), a publicly owned Brazilian banking corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"),and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company's business activities include investment banking, institutional sales, and trading with respect to U.S. and international securities. The Company clears its U.S. transactions through a third-party clearing broker. International transactions are cleared through affiliates and another third-party broker-dealer.

2. Significant Accounting Policies

Cash, Cash Equivalents, and Restricted Cash

The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less. The amount below includes cash of $437,899,896, included in the cash and cash equivalent line below. Cash on deposit with financial institutions may, at times, exceed Federal insurance limits. Amounts included in restricted cash represent those required to be set aside by contractual agreements.

Cash and cash equivalents	$ 437,899,896
Restricted cash	3,374,634
Total cash and cash equivalents and restricted cash	$ 441,274,530

Depreciation and Amortization

Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the economic useful life of the improvement or the term of the lease.

Concentrations of Credit Risk

The Company measures exposure to credit risk associated with its activities on an individual counterparty basis and also regularly monitors concentrations and trends in the portfolio. Credit limits are regularly reviewed in light of changing counterparty and market conditions and are monitored daily. The Company has also established concentration limits on the types and credit quality of assets it accepts as collateral, in order to limit undue concentrations in an event of default.

Industry Concentration Risk

The Company's significant industry credit concentration is with financial institutions, including broker-dealers affiliated with banks as well as independent broker-dealers and a third-party clearing broker. This concentration arises in the normal course of the Company's financing activities.

Estimated Fair Value of Financial Instruments
The Company values its financial instruments using hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail significant degree of judgment.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

The type of instruments that trade in markets that are valued using quoted market prices in active markets are generally classified within Level 1 of the fair value hierarchy.

The types of instruments that trade in markets that are not considered to be active but are valued based on quoted market prices broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are generally classified within Level 2 of the fair value hierarchy.

Certain instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. For those instruments that are not traded in active markets or are subject to transfer restrictions valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market evidence. In the absence of such evidence managements best estimate is used.

As of December 31, 2020, the Company did not hold any financial instruments.

Income Taxes
Deferred tax assets and liabilities are recorded based on temporary differences between the reporting of income and expenses for financial and tax purposes.

Valuation allowances are established for deferred tax assets when it is deemed more likely than not that such assets will not be realized. The Company evaluates the potential need for a valuation allowance on its deferred tax assets each year. In accordance with ASC 740, the Company looks to the availability of tax carryback or carryforward periods, the reversal of deferred tax liabilities, tax planning strategies, and future projections of income in assessing whether a valuation allowance is necessary.

The Company files a standalone U.S. federal tax return and unitary consolidated state and local tax returns in California, New York State, and New York City and a separate return in Connecticut and

Massachusetts. As a result of filing unitary state and local tax returns, the Company calculates current and deferred taxes using a benefit for loss approach.

Stock Based Compensation
Stock-based compensation is measured based on the grant date fair value of the awards. In line with ASC 718 these stock-based classified awards are remeasured at the end of the reporting period based on the current market value. All stock-based compensation plans established are by Itau Unibanco and corresponds to awards that will be settled in cash amounts based on the market value of shares of Itau Unibanco.

Use of Estimates
The preparation of financial statement in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements
Changes to United States Generally Accepted Accounting Principles ("US GAAP") are established by the Financial Accounting Standards Board ("FASB") in the form of Accounting Standards Updates ("ASUs") to the FASB Accounting Standards Codification ("ASC"). The Company considers the applicability and impact of all ASUs. ASUs listed below include those that have been adopted during the current fiscal year end.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326)*. The ASU introduced a new credit loss methodology, the Current Expected Credit Losses ("CECL") methodology, which requires earlier recognition of credit losses while also providing additional transparency about credit risk. Effective January 1, 2020, the Company adopted the ASU, which as discussed below, did not have a material impact on the financial statement.

A company's estimate of expected credit losses should consider the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses.

A company, however, is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is remote.

Receivables from clearing organizations – These amounts consist of a $7,500 balance with DTCC and a $54.3M balance due from Pershing LLC ("Pershing") for net fees and commissions.
Typical business practices in the securities industry and the commodities markets are that such receivables are usually remitted on a monthly or quarterly basis. Brokers should maintain awareness of the creditworthiness of the clearing organizations. Also, the regulatory community constantly maintains its awareness of the liquidity of these organizations. As a result, failures of these organizations have not been frequent but still need to be evaluated.

Taking this into consideration along with historical information demonstrating Pershing's ability to continuously remit payments without delay and/or interruptions, the Company nonetheless maintains awareness of Pershing's creditworthiness to assess the need for an estimate of potential future credit losses. In addition, Pershing has the backing and resources of BNY Mellon, a global leader in the industry, should liquidity become a concern. BNY Mellon has been designated one of 30 'Globally

Systematically Important Banks' ("GSIBs") by The Financial Stability Board in consultation with the Basel Committee on Banking Supervision and national authorities, which means they adhere to a higher level of liquidity and capitalization requirements along with stricter regulation.

Securities failed-to-deliver – The Company acts as a chaperone broker-dealer on behalf of its foreign broker-dealer affiliates in accordance with SEC Rule 15a-6. As such, the Company is required to maintain books and records that identify open trades and failed transactions. The Company records all chaperoned failed-to-deliver as an asset on the statement of financial condition. These trades are settled daily on a delivery versus payment (DVP) basis therefore any credit exposure to the Firm is remote. As of December 31, 2020, the entire balance of the securities failed-to-deliver was under 60 days aging.

Syndicate fees receivable – The Company participates, amongst other banks, as part of a syndicate on both debt and equity underwriting deals. The fees earned from these deals are received from the lead underwriter within 90 days from the settlement date. As part of the customer onboarding process, the Firm conducts its due diligence and approval of the clients involve in these deals and there has not been any instance when the Company did not receive payment based on these arrangements. The Firm does not foresee any changes or issues arising from these syndicate receivables.

Management has concluded expected credit losses on the receivables is immaterial as historical and current information, in conjunction with reasonable and supportable forecasts, lead to the determination that expectation of non-payment is remote.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"), which is expected to simplify income tax accounting requirements in areas deemed costly and complex. The amendments under ASU 2019-12 will be effective as of January 1, 2021, with early adoption permitted in its entirety as of the beginning of the year of adoption. At adoption, the guidance allows for modified retrospective application through a cumulative effect adjustment to retained earnings. The Company is evaluating ASU 2019-12 for its impact on the financial statement.

3. Fixed Assets

A summary of the components of fixed assets at December 31, 2020 is as follows:

Leasehold Improvements	$	8,361,730
Equipment		634,759
Furniture and fixtures		302,268
		9,298,757
Accumulated depreciation		(1,979,429)
	$	7,319,328

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of a minimum net capital of $250,000.

The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of

aggregate debit items, as defined by the SEC and FINRA. At December 31, 2020, the Company had net capital of $428,489,660, which was $428,239,660 in excess of the minimum net capital required by SEC Rule 15c3-1.

The Company operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliates or U.S. clearing brokers. The Company also receives transaction-based compensation for identifying potential merger and acquisition opportunities for clients. The operations of the Company do not include directly or indirectly receiving, holding, or otherwise owing funds or securities for or to customers. The Company has claimed an exemption from SEC Customer Protection Rule 15c3-3 ("Rule 15c3–3") under section (k)(2)(i) and (ii) and Footnote 74 of the SEC Release No. 34-70073.

5. Receivable from and Payable to Customers, Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2020, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 18,855,832	$ 18,855,832
Broker-Dealers and clearing organizations	54,330,098	-
Total	$ 73,185,930	$ 18,855,832

The Company clears its customer transactions through other broker-dealers on a fully disclosed basis.

The Company acts as a chaperone broker-dealer on behalf of its foreign broker-dealer affiliates in accordance with SEC Rule 15a-6. As such, the Company is required to maintain books and records that identify open trades and failed transactions. Additionally, the Company is required to take a net capital charge for failed transactions, even if the foreign broker-dealer is required to take a fails charge under foreign law. The Company records all chaperoned failed-to-deliver as an asset and the corresponding failed-to-receive as a liability on the statement of financial condition. See Note 13 for further details on related party transactions.

6. Income Taxes

The Company's results of operations are included in a standalone U.S. federal tax return. The Company computes its provision for income taxes on a separate company basis. The Company files several combined state and local tax returns in addition to various standalone state returns. The Company computes its provision / (benefit) for income taxes using the benefit for loss basis as described in Note 2 above.
The components of the deferred tax assets / (liabilities) are as follows:

Deferred tax assets:	
Lease liability	$ 16,515,612
Deferred compensation	3,282,863
Depreciation & amortization	141,178
Gross deferred tax assets	19,939,653
Valuation allowance	-
Net deferred tax assets, net of valuation allowance	19,939,653
Deferred tax liabilities:	
Right-of-use asset	(6,089,792)
Deferred rent	(197,824)
Gross deferred tax liabilities	(6,287,616)
Net deferred tax assets	**$ 13,652,037**

Management has evaluated the Company's ability to realize the deferred tax asset and has concluded that it is more likely than not that it can be recognized. For the year ended December 31, 2020, the Company does not have a valuation allowance recorded against its deferred tax assets.

The Company's federal, New York City, Connecticut, California, and Massachusetts tax returns for 2017 and later are open to examination by the taxing authorities of each respective jurisdictions. The Company's New York State tax returns for 2016 and later are open for examination.

7. Employee Benefit Plans

The Company sponsors a defined contribution 401(k) plan ("the Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

8. Deferral Bonus Program

The Company's ultimate parent, Itau-Unibanco, operates a cash bonus deferral program. Under the program a portion of an individual's bonus over a certain threshold amount is deferred and vests over a 3-year period, payable in three annual payments over the next three years. Deferred amounts granted to Managing Directors ("MDs") are converted to Phantom Shares, linked to the share price of ITUB4 (listed on the Brazilian stock exchange) in Brazilian Real and payable in three annual payments over the next three years. Deferral amounts are also granted to certain MDs elected to participate in the parent Company's Phantom Share-linked Instruments Program (see Note 9). An individual with a deferral must be an employee of the Company on (unless the Company and the employee have agreed otherwise) each vesting date to be eligible to receive payment. Total deferred bonus obligations as of December 31, 2020 under this program was $3,067,654. This amount represents future commitments that will be expensed when vested and are not included in the December 31, 2020 statement of financial condition.

In addition, the Company has outstanding commitments connected to employees terminated on or before December 31, 2020. The total obligation that has been recorded as of December 31, 2020

under these commitments was $133,810, related to deferrals not vested, which is recorded in accounts payable and accrued expenses on the statement of financial condition.

9. Phantom Share-linked Instruments Program

Certain elected MDs are entitled to invest a percentage of their cash and deferred bonus to receive a future cash amount linked to the market value of preferred shares of Itau Unibanco (ITUB4) at a vesting date in accordance with stipulated vesting conditions. The company terms this investment as "Phantom Shares". With respect to the deferred portion acquired, 1/3 shall have a vesting period of 1 year, 1/3 shall have a vesting period of 2 years and 1/3 shall have a vesting period of 3 years, all calculated from the grant date. Additionally, under the terms of the Program, the Company matches the net cash equivalent of the employee's investment (own and deferred) at a ratio of 75% (150% if Managing Director). Own refers to an employee cash bonus which they elect to invest in the program, vesting immediately upon election. Employees earn this "matching" as these vest 50% over 3 years and the remaining 50% over the succeeding 5 years. When employees are terminated or choose to retire, they forfeit the unvested portions (except in certain circumstances).

Payments relating to the own and deferred phantom shares are made 3 years (50%) and 5 years (50%) from the grant date. Payments for the matched phantom shares are made 5 years (70%) and 8 years (30%) from the grant date. The employee is not entitled to any shares in kind; all payments are made in cash.

The Company measures compensation cost related to the share-linked instruments by calculating the mark-to-market value of the granted shares based on the closing price of Itau Unibanco preferred shares at the December 31, 2020. The Company recorded a compensation expense relating to share-linked instruments of $878,533. Total unvested bonuses as of December 31, 2020 under this program was $2,744,922. This amount represents future commitments that will be expensed when vested and are not included in the December 31, 2020 statement of financial condition.

10. Commitments and Contingencies

The Company leases office space under non-cancelable operating leases with third parties. The office space lease agreement, in addition to base rent, is subject to escalation based on certain costs incurred by the landlord. The annual expense incurred is generally in excess of the minimum annual rental commitment due to additional utility and maintenance charges allocated to the Company under the terms of the lease.

Minimum future lease commitments under non-cancelable leases at December 31, 2020 are as follows:

Year	Amount
2021	$ 10,154,216
2022	10,154,216
2023	10,154,216
2024	9,661,217
2025	7,462,425
Thereafter	36,398,240
Total commitments	**$ 83,984,530**

The Company has collateralized a stand-by letter of credit issued by a third-party bank with a certificate of deposit due in September 2021 which is on deposit with the landlord of $3,364,634. This item is recorded in restricted cash on the statement of financial condition.

The Company has future commitments for deferred bonuses totaling $3,067,654 as of December 31, 2020, as disclosed in Note 8.

The Company has future commitments for unvested bonuses under the phantom shares program totaling $2,744,922 as of December 31, 2020, as disclosed in Note 9.

11. Leases

The Company shared an office space at 540 Madison Avenue (Madison) leased by Itau Unibanco (an affiliate) in January 2020. Subsequently in February 2020 the lease for the office space at Madison was assigned to the Company due to the relocation of Itau Unibanco (the lessee), to Florida.

The Company recognizes a lease liability and a right of use (ROU) asset at the assignment date of the lease. The lease liability is initially and subsequently recognized based on the present value of the remaining minimum lease payments discounted at the incremental borrowing rate. The implicit rate of this lease is not readily determinable therefore we use an incremental borrowing rate calculated based on the information available at the time of recording the lease liability. The Company's incremental borrowing rate is 4%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments). Lease cost for lease payments is recognized on a straight-line basis over the lease term. The remaining lease terms is 46 months.

The Company recorded a lease liability of $12,753,663, and a ROU of $12,753,663 at the assignment date of the lease. Lease liability and ROU asset for the year ended December 31, 2020 was $10,103,904 and $10,103,904 respectively, included in the statement of financial condition. The Company paid Itau Unibanco for leasehold improvements and furniture and fixtures in the amount of $6,312,230 and $221,217, respectively.

The Company leases an office space at 767 Fifth Avenue ("GM"). The Company recognizes a lease liability and a right of use asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of the remaining minimum lease payments discounted at the incremental borrowing rate. The Company has elected to use the practical expedient to account for certain fixed non-lease components in the total liability. The implicit rates of this lease is not readily determinable therefore we use an incremental borrowing rate calculated based on the information available at the time of recording the lease liability. The Company's incremental borrowing rate is 4%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The remaining lease terms is 9 years.

Lease liability and ROU asset for the GM lease for the year ended December 31, 2020 was $15,455,062 and $60,796,171 respectively, included in the statement of financial condition.

In December 2019, the Company received and accepted an offer to sublease one half (1/2) of the floor at the GM building. The remaining half of the floor is currently unoccupied and is available for rent. The Company retained a real estate broker to actively market the space for a tenant on our behalf.

12. Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer domestic transactions to a third-party clearing broker and all of its customer international transactions to a third party clearing broker and affiliates, which are not reflected in these financial statement (except for failed-to-deliver and failed-to-receive) , who clear such transactions on a "fully disclosed" basis. The third party and/or affiliated clearing broker may charge the Company for introduced client nonperformance, pursuant to the terms of these agreements. As the right to charge the Company has no maximum amount and applies to all trades executed and/or cleared through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2020, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

13. Related Party Transactions

The Company enters certain transactions and service arrangements with affiliates which are subject to service level agreements. All of these affiliates, which include offshore broker-dealers and banking institutions, are beneficially owned by the ultimate parent Itau Unibanco. In addition, the Company executes, clears, and custodies certain of its securities transactions with affiliates. The Company at times is also referred underwriting transactions from the ultimate parent Itau Unibanco. Some of these transactions are denominated in foreign currencies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2020:

Assets	
Cash and cash equivalents	$159,947
Total cash and cash equivalents	**159,947**
Receivable from affiliates	3,479,938
Total receivables	**3,479,938**
Liabilities	
Payable to affiliates	2,110,814
Total liabilities	**$ 2,110,814**

14. Legal Proceedings

The Company is involved in two lawsuits concerning matters arising in connection with the conduct of the Company's businesses. With respect to these proceedings, management is generally unable

to estimate a range of reasonably possible loss for matters, including where (i) actual or potential plaintiffs have not claimed an amount of money damages, (ii) the matters are in early stages, (iii) there is uncertainty as to the likelihood of class being certified or the ultimate size of the class, (iv) there is uncertainty as to the outcome of pending appeals or motions, (v) there are significant factual issues to be resolved, and/or (vi) there are novel legal issues presented.

Management does not believe, based on currently available information and on consultation with its legal counsel that the outcomes of any matters will have material adverse effect on the Company's financial statement.

15. Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through February 23, 2021, the date the financial statement was available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require recognition or disclosure in the financial statement.